THE COMPANY AND ITS BUSINESS

YSMD, LLC, a Delaware series limited liability company formed on February 2, 2022. YSMD, LLC is an investment vehicle which intends to enable investors to own fractional ownership of a specific student rental property, although the company may invest in other types of properties as set out below. This lowers the cost-of- entry and minimizes the time commitment for real estate investing. An investment in the company entitles the investor to the potential economic benefits normally associated with direct property ownership, while requiring no investor involvement in asset or property management.

The company intends to establish separate Series for the holding of student housing rental properties to be acquired by the company, although the company may invest in other types of properties as set forth herein. Notably, the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to a particular Series of the company will be enforceable against the assets of the applicable Series only, and not against the assets of the company. In addition, unless otherwise stated in the Designation for any Series, Collab (USA) Capital LLC will manage all Underlying Assets related to the various Series including the sales of property, property rentals, maintenance and insurance.

It is not anticipated that any Series would own any assets other than its respective real estate property and associated assets, the reason for which the applicable Series was created (the “Underlying Asset(s)”), plus cash reserves for maintenance, storage, insurance and other expenses pertaining to such Underlying Assets and amounts earned by each Series from the monetization of the Underlying Asset. It is intended that owners of a Series Interest in a Series will only have assets, liabilities, profits and losses pertaining to the specific Underlying Assets owned by that Series, which would include the allocated portion of shared fees, costs and expenses which our Managing Member has allocated to such Series as discussed under “The Company’s Business – Allocations of Expenses.”

Collab (USA) Capital LLC (or “Collab”) will serve as the property manager responsible for managing each Series’ Underlying Assets (the “Property Manager”) as described in the Property Management Agreements between Collab and the respective Series. However, YSMD in its sole discretion, may engage other third-party property managers to manage a Series’ Underlying Assets.

Collab is an affiliate of YSMD. As discussed in further in the Operating Agreement of YSMD, Collab is the Managing Member of YSMD. Collab was incorporated in the State of Delaware on February 14, 2022. YSMD is a real estate investment platform that allows individual investors to have direct access to quality student housing rental estate investment opportunities and invest in individual student rental properties. Neither the company, Collab or their affiliates has previously conducted any offerings of securities.

Intended Business Process

We have commenced only limited operations, exclusively focused on organizational matters in connection with this offering. We intend on generating revenues from rents to tenants for student housing, but will also, under certain circumstances, consider multi-family and commercial real estate assets such as self-storage, warehouse and industrial, office, and retail properties. We have no plans to change our business activities or to combine with another

business, and we are not aware of any events or circumstances that might cause our plans to change. The company does not have any plans or arrangements to enter into a change of control, business combination or similar transaction or to change management.

Generally, the company and Collab intend to arrange for the purchase of a specific student housing rental property either directly by the Series or by one of its parent companies, as described below:

If one of its parent or affiliated companies purchased the property directly, then, after the relevant Series has obtained sufficient financing, which may include an Acquisition Loan from our Managing Member, it would sell the property to that Series for the greater of (i) an amount equal to the original purchase price (including closing costs) plus holding costs, renovation costs and furnishing expenses incurred by such parent company prior to the sale to the Series; and (ii) an amount equal to market valuation determined by company's Managing Member in its sole discretion.

In cases where Collab identifies and intends to have the Series purchase that property directly from a third party seller, it would use the proceeds of the offering for that Series to purchase the property and may finance a portion of the purchase price with mortgage or other third party financing. The company generally expects to set a minimum offering amount for each Series such that the net proceeds would be sufficient to finance the net purchase of the Underlying Assets (less third party financing), plus closing and any loan costs and expected repairs, renovations or furnishings. If the purchase agreement for the property does not include a financing condition or the financing contingency has expired and the closing for the property occurs prior to sufficient minimum proceeds being received, Collab or an affiliate may provide a loan to the Series to finance all or part of the purchase price of the property that would be repaid with the proceeds of the offering.

Property Overview

YSMD -Series 150 Panoramic

On July 1, 2024 YSMD established YSMD Series 150 Panoramic for the purpose of acquiring 150 Panoramic Way LLC, a California limited liability company ("150 Panoramic"), whose primary asset is 150 Panoramic Way, Berkeley, CA 94704 ("150 Panoramic Property"). YSMD Series 150 Panoramic will enter into a Purchase Agreement (the "Agreement") with YRQ Irrevocable Trust. The Agreement will provide for YSMD's purchase of 150 Panoramic Way LLC, at a net purchase price of $790,050 (i.e., 39.60% of the asset price totaling $1,995,000. The seller of 150 Panoramic are affiliated parties and the property was as a student rental property. See "Related Party Transactions – Existing Transactions – Real Estate Purchase".

Series 150 Panoramic

Address of Property: 150 Panoramic Way Berkeley, CA 94704

Type of Property: Multifamily

Square Foot: 3,449

Lot Size (in acreage): 0.17

Number of Units: 5

Configuration: 9 bedrooms, 5 bathrooms

Historical Occupancy for 2023-2024 (leased beginning December 2023): 100%

Capital improvements expected to be made: 0

Total expected to be spent on capital improvements: 0

Total expected to be spent on furnishings and other expenses to prepare the property for rental: $0

Debt on the property: $0

Monthly interest expense on expected debt: $0

Property listing: The property will be managed as a student rental and will be listed on national and local rental sites.

Sale of Property: No approval from the YSMD Series 150 Panoramic holders is required in the event the company decides to sell the property. The determination of when the Property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the Property is anticipated to appreciate or decline substantially, and how any existing lease may impact the sales price we may realize. The Managing Manager may determine that it is in the interests of shareholders to sell the Property.

Property Management Agreement with Collab (USA) (Capital) LLC

Collab is expected to serve as the Property Manager responsible for managing the Underlying Asset of Series 150 Panoramic. However, the company may choose to enter into agreements with third-parties to manage the Series' Underlying Asset . The terms of each Property Management Agreement are as set forth below as applicable to all series of YSMD.

Authority: The Property Manager shall have sole authority and complete discretion over the care, custody, maintenance and management of the applicable Underlying Asset for the Series and may take any action that it deems necessary or desirable in connection with each Underlying Asset, subject to the limits set for in the Agreement (generally acquisition of any asset or service for an amount equal to or greater than 1% of the value of the relevant Underlying Asset individually, or 3% of such value in the aggregate requires approval of the Managing Member).

Delegation: The Property Manager may delegate all or any of its duties. The Property Manager shall not have the authority to sell, transfer, encumber or convey any Underlying Asset.

Performance of Underling Assets: The Property Manager gives no warranty as to the performance or profitability of the Underlying Asset or as to the performance of any third party engaged by the Property Manager hereunder.

Assignment: No Property Management Agreement may be assigned by either party without the consent of the other party.

Compensation and Expenses: The Series will pay, monthly, a property management fee to the Property Manager, equal to a percentage (as set forth below) of the Gross Receipts received by the Series during the immediately preceding month.

“Gross Receipts” means (i) receipts from the short-term or long-term rental of the Underlying Asset; (ii) receipts from rental escalations, late charges and/or cancellation fees (iii) receipts from tenants for reimbursable operating expenses; (iv) receipts from concessions granted or goods or services provided in connection with the Underlying Asset or to the tenants or prospective tenants; (v) other miscellaneous operating receipts; and (vi) proceeds from rent or business interruption insurance, excluding (A) tenants’ security or damage deposits until the same are forfeited by the person making such deposits; (B) property damage insurance proceeds; and (C) any award or payment made by any governmental authority in connection with the exercise of any right of eminent domain.

The Series will also pay a renovation management fee, as applicable, to the Property Manager equal to a percentage (as set for the below) of the total capital improvement costs for renovation management.

The Series will also pay a disposition fee to the Property Manager equal to a percentage (as set forth below) of the total sales price when the Underlying Asset is sold.

The Series will bear all expenses of the applicable Underlying Asset and shall reimburse the Property Manager for any such expenses paid by the Property Manager on behalf of the applicable Series together with a reasonable rate of interest.

Duration and Termination: Each Property Management Agreement shall expire one year after the date on which the applicable Underlying Asset has been liquidated and the obligations connected to such Underlying Asset (including, without limitation, contingent obligations) have terminated, or earlier if Collab is removed as the Managing Member of the Series.

Allocations of Expenses

If any fees, costs and expenses of the company are not related solely to a specific Series, they will be allocated by the Managing Member among all Series (or in cases where such fees, costs or expenses relate to several Series but not all Series, among the relevant Series) generally in proportion to the Asset Value of the various Series. “Asset Value” at any date means the fair market value of assets in a Series representing the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such assets in an arm’s length transaction, determined by the Managing Member in its sole discretion.

Once such fees, costs or expenses have been allocated in accordance with the Manager’s allocation policy, each relevant Series would record their allocated portion and become liable for payment or for reimbursing the Managing Member for its pre-allocation payment of such expenses. For example, generally, we expect that the costs of repairs, furnishings and capital expenditures for a particular property will be applicable to and incurred solely by the relevant Series which owns such property. Similarly, property management fees and other contractual obligations under the

Property Management Agreement for a specific Series, and the asset management fees charged by our Managing Member will be obligations solely of the relevant Series. In contrast and for example, our Managing Member initially bears all offering expenses, other than brokerage commissions, on behalf of the Series. Such expenses will be allocated among and reimbursed by all Series established by YSMD once those Series have all been established and funded. There may be situations where it is difficult to allocate fees, costs and expenses among specific

Series and, therefore, there is a risk that a Series may bear a proportion of the fees, costs and expenses for a service or product for which another Series received a disproportionately high benefit. See "Risk Factors – Liability of investors between Series.

The Student Housing Industry

Student housing is broadly defined to include housing designed to accommodate students enrolled in either full-time or part-time post-secondary, public, and private four-year colleges and universities, including those that offer advanced degrees. The student housing market generally does not seek to address the housing needs of students enrolled in two-year community colleges and technical colleges, as these institutions do not generate sufficient and consistent demand for student housing.

Overall, the student housing market has certain unique characteristics that distinguish it from other segments of the housing market. First, purpose-built student housing is aimed only at those persons enrolled in college and not at the general population of renters. Second, the leasing cycle for student housing properties is defined by the academic calendar, which results in a finite leasing window and relatively low month-to-month turnover following the start of the academic year. Finally, student housing properties are designed to accommodate and appeal to the college lifestyle, which is significantly different from the lifestyle of a typical multi-family renter.

There are two general types of student housing: (i) on campus and (ii) off-campus. On-campus housing is generally owned and operated by educational institutions or in a joint venture via public or private partnerships and is located on school property near or adjacent to classroom buildings and other campus facilities. On campus student housing is typically a dormitory with dining halls designed for first year students or for graduate students. Off-campus housing is generally owned and operated by private investors and is located in close proximity to campus (i.e., generally within a two-mile radius of the campus). There are three types of off-campus student housing properties:

(i) student competitive, (ii) conventional market rate and (iii) purpose-built. Student competitive apartments are traditional apartment projects that happen to be close to campus. Market rate apartments are typically properties within driving distance, occupied by students who choose to commute. Purpose-built student housing refers to off-campus housing that is specifically designed and constructed as an amenities-rich property with a view towards accommodating the unique characteristics of the student-resident. While purpose-built student housing is classified as a multi-family housing product, it is significantly different from and more specialized than traditional market rate multi-family housing products, which are offered to the broader pool of multi-family renters.

Unlike multi-family housing where apartments are leased by the unit, student housing properties are typically leased by the bed on an individual lease liability basis. Individual lease liability can limit each resident's liability to his or her own rent without liability for a roommate's rent. A parent or guardian will be required to execute each lease as a

guarantor unless the resident provides adequate proof of income. The number of lease contracts will therefore be equivalent to the number of beds occupied instead of the number of apartment units rented.

Student housing is a niche property type that has its own set of inherent issues, which are usually addressed by proactive property management. Student housing is seasonal. The most common way to smooth out seasonality is by writing 12 month leases as opposed to leases tied to school year periods. While this lease structure assists in stabilizing annual cash flow, the vast majority of beds still turn over at the same time at the end of the school year.

This is followed by a short window of time to address and complete maintenance before the next school cycle. Leasing for the upcoming academic year typically commences in the first semester with a “push” for renewals through December 31 and then marketing to new students at the beginning of the year and ending by late August. Failure to lease-up or correct deferred maintenance during this leasing period can be costly to the property with an entire year’s tenancy and cash flow in jeopardy. We anticipate that substantially all of our leases will commence in August and terminate on the last day of July. These dates coincide with the commencement of the universities’ fall academic term and typically terminate at the completion of the subsequent summer school session. Other than renewing student-residents, we will be required to substantially re-lease each property each year, resulting in significant turnover in our student-resident population from year to year.

Notwithstanding the impact of the COVID-19 pandemic, college and university enrollment has been growing across the U.S. in recent years, creating a significant need for safe, affordable, and accessible student housing at both public and private institutions. Not all of this housing can be on-campus and institution-financed. Institutions are now evaluating the merits of internal financing, either through use of their endowment or issuance of general obligation bonds or joint venture using a public or private partnership program. While institutions evaluate the market, opportunities exist for off campus private development and financing of student housing. The bureaucratic constraints on public institutions can afford private developers an additional advantage. In addition to increasing enrollment figures, the demand for student housing is driven by several market factors, including the needs of Generation Z (those born between 1995 and 2010), proximity to campus, continued demand, investment performance, and investor interest.

Market Trends

The following represents trends in the student housing market:

- New supply has been declining over the last several years, and 2022 new supply is expected to be at the lowest levels in over a decade (Source: American Campus Communities, March 2022 (Citibank Investors Presentation).

- Public 4-year universities have averaged 1.6% annual enrollment growth since 1970 and have continued at these levels since the Great Recession (Source: Student Housing State of the Market. CBRE, June 2020).

- The country's 175 largest universities can provide on-campus accommodations for only 21.5% of undergraduates (Source: US Multifamily Housing: A Primer for Offshore Investors, CBRE, December 2017).

● Student housing properties are categorized as a subset of multi-family properties, which are considered less volatile than other real estate asset classes (Source: US Multifamily Housing: A Primer for Offshore Investors, CBRE, December 2017).

Competition

The extent of competition in a market area depends significantly on local market conditions. The primary factors upon which competition in the student housing industry are location, rental rates, suitability of the property's design and the manner in which the property is operated and marketed. We believe we will compete successfully on these bases.

Many of our competitors are larger and have substantially greater resources than we do. Such competitors may, among other possible advantages, be capable of paying higher prices for acquisitions and obtaining financing on better terms than us.

Plan of Operations

YSMD intends to enable investors to own fractional ownership of a specific student housing rental property, but will also, under certain circumstances, consider multi-family and commercial real estate assets such asself-storage, warehouse and industrial, office, and retail properties.

The company chooses properties based on large-scale historical and marketing data and 56 years of combined real-estate experiences from our team's real-estate experts. The company focuses on student housing properties in close proximity to campus with high barriers to entry (e.g. strict zoning law and high construction costs). The company primarily focuses on owning properties serving "thriving universities" (e.g. those with competitive admission rates, high education score, and high endowments per student).6

As part of our plan of operations, we intend to execute the following milestones over the course of the next 12 months:

● Continue to focus on three geographical markets that have robust off-campus student housing demand, including Berkeley, CA (UC Berkeley), New Brunswick, NJ (Rutgers University), and Boston, MA (University of Massachusetts).

● Improve investor management platform for better information exchange, investment experience, and customer service.

● Reach 10,000 active investors with both online marketing channels and offline events.

Employees

YSMD currently has 0 full-time employees and 0 part-time employees.

Collab, as the Managing Member of the company, the Property Manager of the company and of each of the Series, currently has three full-time and three part-time employees, including its Chairman and CEO, Qian Wang, all of whom work remotely.

Intellectual Property

None

Regulation

Our business is subject to many laws and governmental regulations. Changes in these laws and regulations, or their interpretation by agencies and courts, occur frequently. Regulations applicable to our business are described below.

Americans with Disabilities Act

Under the Americans with Disabilities Act of 1990, or ADA, all public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. Complying with the ADA requirements could require us to remove access barriers.

Failing to comply could result in the imposition of fines by the federal government or an award of damages to private litigants. Although we intend to acquire properties that substantially comply with these requirements, we may incur additional costs to comply with the ADA. In addition, a number of additional federal, state, and local laws may require us to modify any properties we purchase, or may restrict further renovations thereof, with respect to access by disabled persons. Additional legislation could impose financial obligations or restrictions with respect to access by disabled persons. Although we believe that these costs will not have a material adverse effect on us, if required changes involve a greater amount of expenditures than we currently anticipate, our ability to make expected distributions could be adversely affected.

Environmental Matters

Under various federal, state, and local laws, ordinances, and regulations, a current or previous owner or operator of real property may be held liable for the costs of removing or remediating hazardous or toxic substances. These laws often impose clean-up responsibility and liability without regard to whether the owner or operator was responsible for, or even knew of, the presence of the hazardous or toxic substances. The costs of investigating, removing, or remediating these substances may be substantial, and the presence of these substances may adversely affect our ability to rent units or sell the property, or to borrow using the property as collateral, and may expose us to liability resulting from any release of or exposure to these substances. If we arrange for the disposal or treatment of hazardous or toxic substances at another location, we may be liable for the costs of removing or remediating these substances at the disposal or treatment facility, whether or not the facility is owned or operated by us. We may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site that we own or operate. Certain environmental laws also impose liability in connection with the handling of or exposure to asbestos-containing materials, pursuant to which third parties may seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials and other hazardous or toxic substances.

Tenant Rights and Fair Housing Laws

Various states have enacted laws, ordinances and regulations protecting the rights of housing tenants. Such laws may require us, our affiliated Property Manager, our third party managers or other operators of our student housing properties to comply with extensive residential landlord requirements and limitations.

Litigation

The company is not a party to any current litigation.

The Company's Property

The company's Managing Member currently leases our office at 29 Orinda Way, #536, Orinda, CA. 95463. The company has its registered office address at 16192 Coastal Highway, Lewes, Delaware 19958.